July 16, 2025

Lei Huang
Chief Executive Officer
Denali Capital Acquisition Corp.
437 Madison Avenue, 27th Floor
New York, NY 10022

Jaisim Shah
Chief Executive Officer and President
Semnur Pharmaceuticals, Inc.
960 San Antonio Road
Palo Alto, CA 94303

       Re: Denali Capital Acquisition Corp.
           Amendment No. 3 to Registration Statement on Form S-4
           Filed July 2, 2025
           File No. 333-283019
Dear Lei Huang and Jaisim Shah:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 26, 2025 letter.

Amendment No. 3 to Registration Statement on Form S-4
Business of Semnur
Clinical Development Overview
Interpreting Clinical Meaningfulness of SP-102..., page 304

1. We note your response to prior comment 3. Please remove the statement in the penultimate paragraph of this section stating that safety assessments demonstrate that
 July 16, 2025
Page 2

       SP-102 was "safe" for both single and repeat injections, as safety determinations are solely within the authority of the FDA and comparable foreign regulatory authorities.
        Please contact Franklin Wyman at 202-551-3660 or Angela Connell at 202-551-3426
if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson at 202-551-8013 or Joe McCann at 202-551-
6262 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Michael Blankenship, Esq.
      Elizabeth Razzano, Esq.